Direct: +1.216.479.8374
dberick@ssd.com
January 22, 2009
Jay Ingram, Esq.
Attorney Advisor
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Telvent GIT, S.A.
Registration Statement on Form F-3
Filed December 4, 2008
File No. 333-155933
Dear Mr. Ingram:
     This letter sets forth the responses of Telvent GIT, S.A. (“Telvent” or the “Company”) to the comments of the Staff on the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), as set forth in your letter dated December 31, 2008 to Manuel Sanchez, Chief Executive Officer of Telvent. Contemporaneously herewith and in response to the Staff’s comments, Telvent is submitting clean and marked copies of Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”).
     For your convenience, we have set forth below each of the Staff’s comments included in the Staff’s December 31, 2008 letter. References in this letter to the “prospectus” refer to the revised prospectus contained in Amendment No. 1. Capitalized terms used herein and not otherwise defined have the meanings set forth in Amendment No. 1, and page references used in the body of our responses correspond to the marked version of Amendment No. 1 submitted with this letter.
Selling Shareholders, Page 17
Comment
1.	Item 507 of Regulation S-K requires disclosure of each selling shareholders name, the amount of shares held by the selling shareholder prior to the offering, the amount of

Jay Ingram, Esq.
January 22, 2009

shares being offered for sale by the selling shareholder, and the amount and percentage of shares to be owned by the selling shareholder after the offering. The first column of the tabular disclosure on pages 17-18 lists the amount of shares owned by each selling shareholder prior to the offering; the second column lists the amount of shares being offered by each selling shareholder pursuant to this offering; the third column which purports to list the amount of shares to be owned by each selling shareholder after the offering should include a figure equal to the difference between the amount listed in the first column and the amount listed in the second column. Instead, the figure included as the amount of shares to be owned by each selling shareholder after the offering is equal to the sum of the amount of securities owned prior to the offering and the amount of securities being offered pursuant to the offering. This error is also reflected in the final column of the table which purports to disclose the percentage of the amount of shares to be owned by the selling shareholders after the offering. Please revise the table to reflect these comments.
Response
We have revised the Selling Shareholder table as requested. See pages 17-18.
Comment
2.	Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Please be advised that all selling stockholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
Response
We have revised the prospectus to add the requested disclosures. See page 18.
Comment
3.	With respect to the shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

Jay Ingram, Esq.
January 22, 2009

Response
We have revised the prospectus to add the requested disclosures. See page 18.
Part II, Information Not Required In Prospectus
Item 10. Undertakings
Comment
4.	Please provide the undertakings set forth in Item 5l2(a)(1), (4), and (5) of Regulation S-K.
Response
We have revised the prospectus to include the requested information on page II-2.
Exhibit 5
Comment
5.	The opinion provided by counsel must opine on the legality of the securities at the time the securities are to be resold as contemplated by the registration statement. Currently, the opinion appears to be limited to the legality of the securities at the time they were issued to the selling stockholders. Please have counsel file a revised and updated opinion.
Response
A revised opinion is attached as Exhibit 5 to Amendment No. 1.
* * *

Jay Ingram, Esq.
January 22, 2009

     If you have questions or comments about Amendment No. 1 or Telvent, or require further information about or clarification of any of the items responded to in this letter, please contact me by telephone at (216) 479-8374, by fax at (216) 479-8780, or by email at dberick@ssd.com.
Sincerely,
Daniel G. Berick

cc:	Lidia Garcia, Legal Counsel
Laura D. Nemeth, Esq.